SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
CERAGON NETWORKS LTD.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M22013102
(CUSIP Number)

Nitzba City, Plot 300, Bldg. A, 7th floor, POB 112, Rosh Ha’Ayin 4810002, Israel
Tel: (+972 ) 3-543-1643
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to
Michael Gibson, Katherine Frank, and Stephen Gill
Vinson & Elkins LLP
200 West 6th Street, Suite 2500
Austin, TX 78701
512-542-8400

July 12, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. M22013102

1	NAME OF REPORTING PERSON: Aviat Networks, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: [4,288,757]
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: [4,288,757]
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,288,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1% (1)
14	TYPE OF REPORTING PERSON: CO
(1) Based on 84,001,666 Ordinary Shares (as defined herein), issued and outstanding as of March 27, 2022, as disclosed on the Annual Report on Form 20-F filed by the Issuer (as defined herein) filed with the SEC on May 2, 2022.

CUSIP No. M22013102

1	NAME OF REPORTING PERSON: Weinstock Legacy, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.01% (1)
14	TYPE OF REPORTING PERSON: OO
*Consists of shares owned by Weinstock Legacy, LLC
(1) Based on 84,001,666 Ordinary Shares (as defined herein), issued and outstanding as of March 27, 2022, as disclosed on the Annual Report on Form 20-F filed by the Issuer (as defined herein) filed with the SEC on May 2, 2022.

CUSIP No. M22013102

1	NAME OF REPORTING PERSON: Craig Weinstock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.01% (1)
14	TYPE OF REPORTING PERSON: IN
*Consists of shares owned by Weinstock Legacy, LLC
(1) Based on 84,001,666 Ordinary Shares (as defined herein), issued and outstanding as of March 27, 2022, as disclosed on the Annual Report on Form 20-F filed by the Issuer (as defined herein) filed with the SEC on May 2, 2022.

Explanatory Note: This statement on Schedule 13D amends the previously amended Schedule 13D of Aviat Networks, Inc. (one of the “Reporting Persons”) that was filed with the Securities and Exchange Commission on June 27, 2022 and amended on July 8, 2022, with respect to the Ordinary Shares of Ceragon Networks, Ltd. (the “Issuer”). This amendment to the Schedule 13D constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used by not defined herein have the meaning given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.
Item 4 is hereby amended to add the following:
    On July 12, 2022, Aviat issued a letter to the shareholders of the Issuer (the “Shareholders”) requesting the Shareholders to (1) demand the Board of Directors of the Issuer (the “Board”) engage in negotiations with Aviat regarding a potential transaction and (2) vote for the new independent director nominees proposed by Aviat’s prior letter from June 28, 2022 to the Chairman of the Board and Chief Executive Officer of the Issuer (the “July 12 Letter”) at an extraordinary meeting of the Issuer’s shareholders. The full text of the letter is attached hereto as Exhibit D and is incorporated herein by reference.

The full text of the letter is attached hereto as Exhibit D and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

    Item 7 is hereby amended to add the following exhibit:

Exhibit D    July 12, 2022 Letter issued to Shareholders of Ceragon Networks, Ltd.

[CUSIP NO.M22013102]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2022

Aviat Networks, Inc.

By:	/s/ Pete Smith
	Name:	Pete Smith
	Title:	President and Chief Executive Officer
Weinstock Legacy, LLC

By:	/s/ Craig Weinstock
	Name:	Craig Weinstock
	Title:	President
/s/ Craig Weinstock
Name: Craig Weinstock